CEDAR SHOPPING CENTERS, INC.

44 SOUTH BAYLES AVENUE

PORT WASHINGTON, NY 11050-3765

December 11, 2006

Mr. Jorge Bonilla, Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re:	Cedar Shopping Centers, Inc.

Form 10-K for the year ended December 31, 2005

Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006

File No. 001-31817

Dear Mr. Bonilla:

Reference is made to your letter dated November 29, 2006 bearing the captioned file number and headings. The following is respectfully submitted by Cedar Shopping Centers, Inc. (the “Company”) in response thereto:

1.	Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 24) – Funds From Operations (page 30)

Your Comment: Explain to us and disclose in future filings why management believes FFO enhances an investor’s understanding of the Company’s financial condition, results of operations and cash flows and how management uses such measure.

Response: In response to the Staff’s comment, the Company proposes to revise the introductory paragraph to the FFO disclosure to read as follows:

Funds From Operations (“FFO”) is a widely-recognized non-GAAP financial measure for REITs that the Company believes, when considered with financial statements determined in accordance with GAAP, is useful to investors in understanding financial performance and providing a relevant basis for comparison among REITs. In addition, FFO is useful to investors as it captures features particular to real estate performance by recognizing that real estate generally appreciates over time or maintains residual value to a much greater extent than do other depreciable assets. Investors should review FFO, along with GAAP net income, when trying to understand an equity REIT’s operating performance. The Company presents FFO because the Company considers it an important supplemental measure of its operating performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs. Among other things, the Company uses FFO or an FFO-based measure (1) as one of several criteria to determine performance-based bonuses for members of senior management, (2) in performance comparisons with other shopping center REITs, and (3) to measure compliance with certain financial covenants under the terms of the Loan Agreement relating to the Company’s secured revolving credit facility.

Mr. Jorge Bonilla, Senior Staff Accountant

Securities and Exchange Commission, Division of Corporation Finance

December 11, 2006

The Company computes FFO in accordance with the “White Paper” on FFO published by the National Association of Real Estate Investment Trusts (“NAREIT”), which defines FFO as net income applicable to common shareholders (determined in accordance with GAAP), excluding gains or losses from debt restructurings and sales of properties, plus real estate-related depreciation and amortization, and after adjustments for partnerships and joint ventures (which are computed to reflect FFO on the same basis).

FFO does not represent cash generated from operating activities and should not be considered as an alternative to net income applicable to common shareholders or to cash flow from operating activities. FFO is not indicative of cash available to fund ongoing cash needs, including the ability to make cash distributions. Although FFO is a measure used for comparability in assessing the performance of REITs, as the NAREIT White Paper only provides guidelines for computing FFO, the computation of FFO may vary from one company to another.

2.	Note 4 – Real Estate/Acquisitions (page 47)

Your Comment: We note on page 9 that in fiscal 2005 you acquired 53 properties for an aggregate purchase price of approximately $411.7 million. We also note in your 2006 Forms 10-Q during the nine months ended September 30, 2006 you acquired seven properties for an aggregate purchase price of approximately $122 million. Explain to us how you measured the significance of a property acquisition for purposes of determining whether the Rule 3-14 financial statements of the property should be reported in an Item 2 Form 8-K. Also, note that in determining significance the acquisition price should include any debt that you assumed and that will continue after the acquisition.

Mr. Jorge Bonilla, Senior Staff Accountant

Securities and Exchange Commission, Division of Corporation Finance

December 11, 2006

Response: For purposes of determining whether Rule 3-14 financial statements of an acquired real estate property should be reported in a Form 8-K, the Company measures the significance of the property acquisition (including any debt that was assumed and would continue after the acquisition) pursuant to Rule 3-14 of Regulation S-X. Any real estate property acquisition during 2005 would be measured against total assets as of December 31, 2004. As a result, any acquisition in 2005 in excess of $53,716,000 (a “significant” acquisition, measured as 10% of total assets as of December 31, 2004, the most recent audited balance sheet) would meet the filing requirement. In addition, to the extent that the remainder of all real estate property acquisitions in the aggregate exceed such 10% measure ($53,716,000), the financial statements for a majority of such “insignificant” acquisitions would meet the filing requirement, including all individual acquisitions that were at or above the 5% significance level ($26,858,000). Any real estate property acquisition during 2006 would be measured against total assets as of December 31, 2005. As a result, any acquisition in 2006 in excess of $99,625,600 (a “significant” acquisition, measured as 10% of total assets as of December 31, 2005, the most recent audited balance sheet) would meet the filing requirement. In addition, to the extent that the remainder of all real estate property acquisitions in the aggregate exceed such 10% measure ($99,625,600), the financial statements for a majority of such “insignificant” acquisitions would meet the filing requirement, including all individual acquisitions that were at or above the 5% significance level ($49,812,800).

[Balance of page intentionally left blank]

Mr. Jorge Bonilla, Senior Staff Accountant

Securities and Exchange Commission, Division of Corporation Finance

December 11, 2006

For the year ended December 31, 2005, the measurement of significance and the Rule 3-14 financial statement filing information is summarized as follows:

Property group	Number of properties	Acquisition cost (millions)	Filing date of Forms 8-K or 8-K/A with Rule 3-14 financial statements (a)

Total property acquisitions concluded	53	$411.7
Shore Mall (closing anticipated) (b)	1	37.8

Total acquisitions for significance measurement	54	$449.5

“Significant” acquisitions:
“Giltz” portfolio	25	$90.4	June 24, 2005
“RVG” portfolio	8	94.9	August 3, 2005
Shore Mall (related-party transaction) (b)	1	37.8	December 23, 2005

	34	$223.1

Remainder		$226.4

Majority (50%)		$113.2

“Insignificant” acquisitions filed:
“Silver” portfolio (over 5%)	4	$32.8	December 23, 2005
“WP Realty” properties (over 5%)	2	47.5	March 8, 2006
Trexler Mall (over 5%)	1	34.7	December 23, 2005

	7	$115.0

Total filed	41	$338.1

(a)	Of the remaining thirteen properties acquired during 2005, having an aggregate acquisition cost of approximately $111 million, none were at or above the 5% significance level.
(b)

The Shore Mall acquisition was included as part of the measurement of significance for 2005 since (1) as a related-party transaction, Rule 3-14 financial statements would be required regardless of “significance”, and (2) at the time of filing (December 23, 2005), the acquisition was still expected to close by December 31, 2005; the transaction was subsequently concluded on January 31, 2006.

Mr. Jorge Bonilla, Senior Staff Accountant

Securities and Exchange Commission, Division of Corporation Finance

December 11, 2006

During the nine months ended September 30, 2006, nine properties were acquired having an aggregate acquisition cost of approximately $168.0 million (including approximately 35 acres of land for future development having an allocated cost of approximately $8.1 million). Of these properties, seven, having an aggregate acquisition cost of approximately $122.0 million (including the aforementioned undeveloped land parcel), were acquired during the three months ended September 30, 2006. The measurement of significance and the Rule 3-14 financial statement filing information for the nine months ended September 30, 2006 is summarized as follows

Property group	Number of properties	Acquisition cost (millions)	Filing date of Forms 8-K or 8-K/A with Rule 3-14 financial statements (a)

Total property acquisitions (b)	9	$159.9
Less, Shore Mall included in 2005	(1)	(37.8)

Total acquisitions for significance measurement	8	$122.1

“Significant” acquisitions		None
Remainder		$122.1

Majority (50%)		$61.1

“Insignificant” acquisitions filed:
Trexlertown Plaza (less than 5%) (b)	1	$26.2	November 6, 2006
Shaw’s Plaza (less than 5%)	1	29.2	November 6, 2006
Long Reach Village (less than 5%)	1	8.6	(c)

	3	$64.0

(a)

Of the remaining five properties acquired during the nine months ended September 30, 2006, having an aggregate acquisition cost of approximately $58.1 million, none were at or above the 5% significance level.

(b)

The acquisition cost for the Trexlertown Plaza property (approximately $34.3 million) has been reduced by the allocated cost of the land for future development (approximately $8.1 million) acquired as part of the same transaction.

(c)	With the acquisition of Long Reach Village on September 27, 2006, Rule 3-14 financial statements for additional “insignificant” acquisitions are required to be filed on or before December 13, 2006.

In connection with the above, the Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. Jorge Bonilla, Senior Staff Accountant

Securities and Exchange Commission, Division of Corporation Finance

December 11, 2006

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have any additional questions or should need any additional information, please contact the undersigned at (direct) 516-944-4525. Thank you.

Very truly yours,
/s/ LEO S. ULLMAN

Leo S. Ullman
Chairman, Chief Executive Officer and President